AB FUNDS

501 Commerce Street

Nashville, TN 37203

February 16, 2024

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Shandy Pumphrey

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. Pumphrey:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. (the "Adviser" or "we") on January 17, 2024.

If you have any questions regarding our response, please do not hesitate to call me at 629.213.5769.

Sincerely,

/s/ Stephen Woetzel

Stephen Woetzel

Treasurer and Chief Financial

Officer of each Fund

cc	Michael Reyes, Senior Vice President of the Funds
Kyle DiGangi, AllianceBernstein L.P.
Nancy Hay, AllianceBernstein L.P.
Stephen Laffey, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P.
Jennifer Friedland, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1

AB Municipal Income Shares – 4/30/23 Form N-PORT

Please explain why the par value is presented instead of market value for the two securities listed below. In addition, please confirm the securities should be deemed as Level 2.

Cusip 74442PZM0 - Wisconsin Public Finance

Cusip 74442PYM1 - Wisconsin Public Finance

Response #1: The Adviser confirms the revised market values and applicable leveling change were not updated in the 4/30/23 Form N-PORT. The Adviser will ensure such revisions will be updated accordingly on future Form N-PORT filings.

Comment #2

AB Multi Manager Alternative Fund – 9/30/23 Form N-PORT

Please explain why all common stocks are listed as N/A as opposed to Level 1.

Response #2:

The Adviser confirms that all the common stocks were inadvertently listed as N/A within the 9/30/23 Form N-PORT, instead of Level 1, as presented in the 9/30/23 shareholder report. The Adviser will ensure that the leveling data in future Form N-PORT filings align with that of the shareholder reports.

Comment #3

AB Taxable Multi-Sector Income Shares, AB Municipal Income Shares, AB Impact Municipal Income Shares & AB Tax-Aware Real Return Income Shares

On Form N-1A, please explain why the acquired fund fees are not required.

Response #3:

Acquired fund fees are not required to be shown in the prospectus fee tables since acquired fund fees did not amount to the disclosure threshold.

Comment #4

AB Tax-Aware Real Return Income Shares

Please explain how the fund meets its diversification requirement considering each individual holdings of 5% in total is greater than 25% of total assets.

Response #4:

The Adviser believes that the fund was in compliance with the diversification requirement as of April 30, 2023, based on its review of individual securities that were over 5% of total assets. Investments in AB Fixed Income Shares, Inc. – Government Money Market Portfolio – Class AB was not included as the diversification requirement excludes investments in other RICs.

Comment #5

AB Multi Manager Alternative Fund

Please define cash in the significant accounting policies section of the financial statements, given the fund presents a statement of cash flow.

Response #5:

The Adviser will define cash in the significant accounting policies section within the shareholder reports going forward.

Comment #6

AB Municipal Income Shares

Please explain why a statement of cash flow is not included in the fund, given the fund holds tender option bonds.

Response #6:

The Adviser confirms that the weighted average of tender option bonds held during the fiscal year was below the 10% of total assets threshold, and therefore a statement of cash flow is not presented.

Comment #7

AB Emerging Market Multi-Asset Fund & AB Multi Manager Alternative Fund

Please explain the interest expense presented in the statement of operations and financial highlights.

Response #7:

With respect to AB Emerging Market Multi-Asset Fund, the interest expense pertains to a cash overdraft expense. With respect to AB Multi Manager Alternative Fund, the interest expense pertains to the fund’s credit facility fees.

Comment #8

AB Emerging Market Multi-Asset Fund

The statement of assets and liabilities shows a receivable from the Adviser but does not show an advisory fee payable. Please confirm if the advisory fee receivable is a net amount. Per Regulation S-X Rule 6.04 these amounts should be shown separately.

Response #8:

The Adviser confirms that the Advisory fee receivable is a net amount. Beginning with the 11/30/23 shareholder reports, the Adviser will present these amounts as gross, pursuant to Regulation S-X Rule 6.04.

Comment #9

AB Emerging Market Multi-Asset Fund

Accrued expenses on the statement of assets and liabilities is 5% of total liabilities. Please confirm no component should be separately classified in accordance with Regulation S-X 6.04.

Response #9:

The Adviser confirms there are no components of accrued expenses and other liabilities that should be separately classified on the statement of assets and liabilities.

Comment #10

AB Large Cap Growth Fund

In Section C.15 of Form N-CEN there was zero dollars paid to affiliated brokers. The notes to financials shows an amount for one of the affiliated brokers. Please confirm amounts paid to affiliated brokers.

Response #10:

The Adviser confirms the amount for affiliated brokers presented in the 7/31/23 shareholder report is correct. The amount was inadvertently omitted in the Form N-CEN. The Adviser will ensure that this data in the Form N-CEN will align with that of the shareholder reports in the future.

Comment #11

All Funds - Form N-CSR

Regarding N-CSR item 4(i) & 4(j), Principal Accountant Fees and Services, please update paragraphs related to foreign holdings.

Response #11:

The Adviser confirms this section will be updated starting with the year-ended 11/30/23 Form N-CSR filings.

Comment #12

All Funds - Form N-CSR

Regarding N-CSR 4(e)(2), Principal Accountant Fees and Services, the funds show that 100% of fees were approved, instead of percentages waived for paragraphs b-d, please confirm the accuracy of the disclosure.

Response #12:

The Adviser confirms the accuracy of the disclosure but will update starting with the year-ended 12/31/23 Form N-CSR filings to more closely track the N-CSR form.

Comment #13

Fact Sheets

Regarding the 9/30/23 facts sheets, several funds have expense ratios not matching the financial highlights. Please explain why a dash (-) was presented instead of the actual percentage.

Response #13:

The Adviser confirms that when percentages are the same for gross expense ratios and net expense ratios, a dash (-) is shown instead of duplicated values. The Adviser will revise the presentation format in the future.

Appendix B

1940 Act File Number	Series Name	Registrant Name	Fiscal Year-End Reviewed
811-08426	AB Sustainable International Thematic Fund	AB Sustainable International Thematic Fund, Inc.	6/30/2023
811-06730	AB Large Cap Growth Fund	AB Large Cap Growth Fund, Inc.	7/31/2023
811-05088	AB Growth Fund	The AB Portfolios	7/31/2023
811-00204	AB Discovery Growth Fund	AB Discovery Growth Fund, Inc.	7/31/2023
811-01716	AB Emerging Markets Multi-Asset Portfolio	AB Cap Fund, Inc.	3/31/2023
811-22671	AB Multi-Manager Alternative Fund	AB Multi-Manager Alternative Fund	3/31/2023
811-21497	AB Corporate Income Shares	AB Corporate Shares	4/30/2023
811-21497	AB Impact Municipal Income Shares	AB Corporate Shares	4/30/2023
811-21497	AB Municipal Income Shares	AB Corporate Shares	4/30/2023
811-21497	AB Taxable Multi-Sector Income Shares	AB Corporate Shares	4/30/2023
811-21497	AB Tax-Aware Real Return Income Shares	AB Corporate Shares	4/30/2023
811-06068	AB Government Money Market Portfolio	AB Fixed-Income Shares, Inc.	4/30/2023